Exhibit (a)(17)

May 13, 2003

Board of Directors
Wegener Corporation
11350 Technology Circle
Duluth, GA 30097
Attn: Robert A. Placek

     Re: Increase to Radyne ComStream Cash Offer

In light of your insistence that you are dedicated to stockholder value and continue to act with their best interests in mind, we would like to make you an offer that we believe will be beneficial to your stockholders.

We will raise our cash offer for all of the outstanding shares of Wegener Corporation by the estimated severance payouts for senior management under the recently adopted “golden parachutes” if certain conditions are met. Specifically, we will agree to raise our cash offer by up to $1.05 million in the aggregate if the following conditions are met:

•	Wegener’s management agrees to rescind the “golden parachutes” for senior management;

•	The parachute payments for all other employees do not exceed an agreed upon sum;

•	The board redeems its recently adopted “poison pill”; and

•	The board approves and publicly recommends to its stockholders the tender offer and subsequent merger for all purposes under Delaware law and the certificate of incorporation of Wegener.

We are basing our anticipated increase on assumptions of potential payouts under the severance agreements since the actual price of the payouts was never disclosed to the public. We request specific data on all severance agreements to which Wegener is a party.

If you have any questions relating to this offer, please call me or our CFO, Rich Johnson, at (602) 437-9620.

Very truly yours,

Robert C. Fitting Chief Executive Officer

cc:	Steven D. Pidgeon Marlon Starr Hill Jeffries